EXHIBIT 3

                                                                  EXECUTION COPY

November 13, 2006

Board of Directors of
Riviera Holdings Corporation
2901 Las Vegas Blvd. South
Las Vegas, NV 89109

Gentlemen:

      In connection with a potential transaction involving the acquisition by merger of the outstanding shares of common stock of Riviera Holdings Corporation (the "Company") by an entity to be formed by (a) D. E. Shaw AQ-SP Series 4-08, L.L.C. and/or one or more of its affiliates (collectively, "DESCO") and (b) Ian Bruce Eichner (DESCO and Ian Bruce Eichner, collectively, "the Bidders," and the potential transaction discussed between the Company and the Bidders, the "Potential Transaction"), and to induce the Bidders to conduct their due diligence investigation of the Company and to induce each of the Bidders and the Company to pursue their respective interests in the Potential Transaction, the Company and the Bidders have agreed as follows:

      (a) During the period beginning on the date of this letter agreement and continuing until 12:01 a.m. Eastern Time on the 30th day after the execution date of this letter agreement (such 30th day, the "Exclusivity Period End Date" and such period, the "Exclusivity Period"), the Company shall not, and the Company shall cause its Subsidiaries(1) and its and their respective officers, directors, employees, agents, advisors (including financial advisors), affiliates and other representatives (such Persons(2), together with the Subsidiaries of the Company, collectively, the "Company Representatives") not to, (A) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information or providing access to its properties, books, records or personnel) any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be likely to lead to, a Takeover Proposal(3), (B) initiate or participate in any discussions or negotiations regarding a Takeover Proposal or furnish or disclose to any Person (other than the Bidders or their representatives) any information in connection with, or which would reasonably be likely to lead to, any Takeover Proposal, (C) otherwise cooperate with, or knowingly assist or participate in, or knowingly


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facilitate or encourage any effort or attempt by any Person (other than the
Bidders or their representatives) with respect to, or which would reasonably be likely to lead to, a Takeover Proposal, (D) exempt any Person (other than the Bidders) from the restrictions contained in any state takeover or similar laws or any provisions of the Company's governing instruments or otherwise cause such restrictions not to apply, or (E) enter into any term sheet, letter of intent, agreement or other non-binding or binding understanding or arrangement with, or accept or agree to any offer or proposal by or from, any Person other than the Bidders with respect to a Takeover Proposal.


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(1)   "Subsidiary" of any Person means another Person, of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is owned or controlled directly or indirectly by such first Person and/or by one or more of its Subsidiaries.

(2) "Person" means an individual, corporation, partnership, limited partnership, limited liability partnership, limited liability company, joint venture, association, trust, unincorporated organization, governmental entity or other entity (including any Person as defined in Section 13(d)(3) of the Securities Exchange Act of 1934).

(3) "Takeover Proposal" means any proposal or offer from any Person or "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) (other than the Bidders and any other Person that, at the time of determination, directly or indirectly controls, is controlled by or is under common control with the Bidders) relating to any direct or indirect acquisition or purchase of 30% or more of the consolidated assets of the Company and its Subsidiaries or 30% or more of the Company's common stock then outstanding, any tender offer or exchange offer that if consummated would result in any Person beneficially owning 30% or more of the Company's common stock then outstanding, and any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company, other than the Potential Transaction.


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      (b) Notwithstanding Section (a) above, the Company shall notify the
Bidders in writing not later than the Exclusivity Period End Date of any effort, attempt or proposal by any Person (other than the Bidders or their representatives) with respect to, or which would reasonably be likely to lead to, a Takeover Proposal. Such written notification by the Company shall disclose to the Bidders the identity of such Person and the price proposed by such Person. Upon execution of this letter agreement, the Company shall, and shall cause the Company Representatives to, cease and terminate immediately any solicitation efforts, discussions or negotiations with respect to or in furtherance of any Takeover Proposal with any Person other than the Bidders or their representatives.

      (c) From the date of this letter agreement until the Exclusivity Period End Date, this letter agreement cannot be terminated by the Company or the Bidders, except by the written consent of both the Company and the Bidders.

      (d) The Company and the Bidders will begin promptly following the date of this letter agreement to negotiate in good faith the terms of a definitive acquisition agreement and all necessary ancillary agreements with respect to the Potential Transaction.

      (e) The agreements set forth in this letter agreement shall be governed by and construed in accordance with the laws of the State of Nevada without regard to the conflict of laws provisions thereof, and may be modified or waived only by a separate writing by the Company and the Bidders expressly so modifying or waiving such agreements. In any case of any dispute with respect to this letter agreement, the Company and the Bidders agree (i) to submit to personal jurisdiction in Nevada and (ii) that exclusive jurisdiction and venue shall lie in the courts of the State of Nevada located in Clark County and the Federal courts of the United States of America located in the District of Nevada.

      (f) This letter agreement may be executed in one or more counterparts, each of which shall be deemed to be an original by the parties executing such counterpart, but all of which shall be considered one and the same instrument.

      (g) DESCO shall be entitled, without obtaining the consent of any other party to this letter agreement, to assign this letter agreement and all of its rights, privileges and obligations under this letter agreement to one or more of its affiliates.


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      Please confirm your agreement to the foregoing by signing the enclosed copy of this letter and returning it to us, whereupon it will become a binding obligation of the Company and the Bidders.



                                  Very truly yours,


                                  D. E. SHAW AQ-SP SERIES 4-08, L.L.C.
                                  By: D. E. Shaw & Co., L.L.C., as manager


                                  By: /s/ George Rizk
                                      -----------------------------------------
                                          George Rizk
                                          Authorized Signatory


                                  /s/ Ian Bruce Eichner
                                  ---------------------------------------------

                                  IAN BRUCE EICHNER



Acknowledged and Agreed:

RIVIERA HOLDINGS CORPORATION

By:   /s/ William L. Westerman
      -------------------------------
      Name:  William L. Westerman
      Title: Chairman